EXHIBIT 99.1

News Release

For Immediate Release	Date: July 30, 2026
26-17-TR

Teck and Anglo American announce future Anglo Teck Executive Leadership Team

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Anglo American plc (“Anglo American”) announce the composition of the future Executive Leadership Team (“ELT”) of Anglo Teck plc (“Anglo Teck”), the combined company that will be formed through the merger announced on September 9, 2025. These future ELT roles will take effect immediately following completion of the merger which is conditional upon receipt of final regulatory approval, expected within the originally announced timeline of between September 2026 and March 2027.

Anglo Teck’s future ELT brings together a highly experienced and complementary set of leaders from both companies to shape a cohesive leadership culture with clear accountabilities. The future ELT combines deep operational and financial expertise and global market insight with a strong track record of safety leadership, values-based decision-making and project delivery to create enduring shareholder and stakeholder value.

From the completion of the merger, the ELT of Anglo Teck will comprise:

•	Duncan Wanblad – Chief Executive Officer (CEO)
•	Jonathan Price – Deputy CEO & Chief Strategy Officer
•	John Heasley – Chief Financial Officer (CFO)
•	Ruben Fernandes – Chief Operating Officer (COO)
•	Ian Anderson – Chief People Officer
•	Lyndon Arnall – Chief Legal & Sustainability Officer
•	Alison Atkinson – Chief Technical Officer and CEO of Crop Nutrients
•	Karla Mills – Chief Projects Officer
•	Matt Walker – CEO, Marketing

Nolitha Fakude will continue in her current role, serving as Chair of Anglo Teck’s management board in South Africa, reporting to Duncan Wanblad.

The regional leadership team responsible for the mining and production businesses is also confirmed and will report to Ruben Fernandes as COO, also with effect from completion of the merger:

•	Brock Gill – CEO, Canada and U.S.
•	Tony Power – CEO, Peru
•	Ana Sanches – CEO, Brazil
•	Dale Webb – CEO, Chile
•	Mpumi Zikalala – CEO, Kumba Iron Ore

Jonathan Price, President and CEO of Teck and Deputy CEO designate of Anglo Teck, said:

“Today represents a significant next step in the creation of Anglo Teck, which we are setting up to be a top-tier global copper producer with world-class operations and exceptional growth opportunities. This executive leadership team will provide strong continuity for the combined business and positions us to unlock the full potential of Anglo Teck as a global leader in the responsible production of many of the metals and minerals that the world is counting on.”

Duncan Wanblad, CEO of Anglo American and CEO designate of Anglo Teck, said: “Announcing Anglo Teck’s future Executive Leadership Team marks another major milestone as we progress towards combining these two great companies. Together, we are forming a global metals and minerals powerhouse offering investors more than 70% exposure to copper. As the incoming CEO of Anglo Teck, I have utmost confidence in the highly capable executive and regional leadership teams that I have set out today, benefiting from their track records of delivery and their diversity of global experience. I look forward to working with the team over the coming years, from our headquarters in Canada, as we establish Anglo Teck and deliver the significant value from this formidable combination.”

The full composition of the Board of directors of Anglo Teck will be confirmed prior to completion of the merger1. As previously announced, Sheila Murray, currently Chair of Teck, will chair the Board of Anglo Teck, with Duncan Wanblad, Jonathan Price and John Heasley serving as executive directors. Richard Price, currently Chief Legal & Corporate Affairs Officer of Anglo American, will also join the Board of Anglo Teck as a non-executive director.

Tom McCulley, Chief Technical Officer of Anglo American, will serve as a Special Adviser to the CEO working on a number of ongoing technical and other programmes, prior to his planned retirement in 2027. Al Cook, CEO of De Beers, will also continue to report to the CEO while the sale of De Beers is completed. Jeff Hanman, Chief Strategy Officer of Teck, will serve as Chief Integration Officer and Nic Hooper will continue as Chief Corporate Development Officer, both reporting to Jonathan Price.

Duncan Wanblad added: “When combining two companies and creating a new executive team, we inevitably have to make some difficult choices. For departing members of Anglo American’s and Teck’s ELTs, we will thank them for their exceptional contributions at the right time as they embark on the next stages of their lives and careers after the merger has completed. Until completion of our merger transaction, all current roles are unchanged and we are all focused on delivering our respective commitments, beginning with safety.”

Anglo Teck – portfolio and value creation opportunities

Anglo Teck will benefit from an industry-leading portfolio of producing operations, including several world-class copper assets, alongside high-quality premium iron ore and zinc businesses. Anglo Teck will be one of the world’s largest copper producers, and will benefit from some of the world’s highest quality copper endowments, with major brownfield and greenfield copper development projects located in attractive and well-established mining jurisdictions, to further grow the business. Anglo Teck will also retain growth optionality across its wider product portfolio, including in premium iron ore, zinc and crop nutrients.

The merger is expected to deliver annual pre-tax synergies of approximately US$800 million by the end of the fourth year following completion of the transaction, with approximately 80% expected to be realized on a run rate basis by the end of the second year following completion, driven by economies of scale, operational efficiencies, and commercial and functional excellence. Anglo Teck will also work with key stakeholders and partners in the Collahuasi and Quebrada Blanca copper mines in Chile to optimize the value of these adjacent assets to realize US$1.4 billion (100% basis) of underlying EBITDA revenue synergies on an average pre-tax annual basis from 2030-2049, primarily through operational integration and optimisation of Collahuasi and Quebrada Blanca to create one of the world’s very best copper mining districts.

1 The Board of directors of Anglo Teck will be aligned with the commitments made under the Investment Canada Act.

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Anglo Teck will have its global headquarters in Vancouver, Canada, where the CEO, deputy CEO, CFO and a significant majority of the senior management team will be based, supported by corporate offices in London and Johannesburg to serve its global operational footprint. Country offices and marketing hubs will continue to support the operational and commercial footprint of the combined business. All appointments will take effect on completion of the merger, with appropriate transition arrangements in place to ensure business continuity and effective handovers of responsibility.

Footnote:

Biographies of Anglo Teck’s future ELT:

Duncan Wanblad

Duncan has served as CEO of Anglo American since 2022 and brings more than 35 years of global mining experience. Duncan leads Anglo American’s ELT, having served as a member since 2009, and is chair of De Beers. From 2016 to 2022, Duncan was Group Director of Strategy and Business Development, also serving as CEO of the Base Metals business from 2013 to 2019. Between 2009 and 2013, Duncan ran a global portfolio of mining and industrial businesses for disposal or turnaround to maximize shareholder value. He was appointed CEO of Copper in 2008, prior to which he served as joint interim CEO of Anglo American Platinum. From 2004 to 2007, Duncan was Executive Director of Projects and Engineering at Anglo American Platinum. Duncan began his career at Johannesburg Consolidated Investment Company Limited in 1990. Duncan is a Fellow of the Royal Academy of Engineering.

Jonathan Price

Jonathan has served as Chief Executive Officer of Teck since 2022. He previously held the role of Executive Vice President and Chief Financial Officer. Jonathan joined Teck in October 2020 and brings extensive experience in the resources sector through a variety of finance, commercial and business development roles spanning Europe, Asia and Australia, with a focus on strategy, transformational change and business improvement. Prior to joining Teck, Jonathan was Chief Transformation Officer and a member of the Executive Leadership Team of BHP, having previously worked for BHP in a number of its mining businesses and enterprise functions, occupying senior business development and finance roles in Asia, Australia and the UK. Prior to joining BHP in 2006, Jonathan worked in the Metals and Mining team at ABN AMRO and held various production and technical roles with Inco.

John Heasley

John has served as CFO of Anglo American since 2023 and has played a central role in Anglo American’s portfolio and performance transformation. John brings proven financial, strategic and commercial expertise, coupled with hands-on operational experience of supporting sustainable mining through technology. John is also a director of De Beers. Prior to joining Anglo American in 2023, he was chief financial officer and an executive director of The Weir Group PLC, the FTSE 100 global engineering company providing engineering technologies to the global mining industry, a role held since 2016. Prior to joining Weir in 2008, John served as group financial controller of Scottish Power plc, following his early career in professional services firms in audit, M&A, and corporate finance roles. John is a member of the Institute of Chartered Accountants of Scotland.

Ruben Fernandes

Ruben has served as COO of Anglo American since 2025 and is responsible for ensuring safe and responsible operations, and optimising performance, future options and commercial value across Anglo American's portfolio. Ruben previously served as regional director for the Americas, CEO of Base Metals and CEO of Anglo American in Brazil. Ruben joined Anglo American in 2012 and was previously head of mining at Votorantim Metals in Brazil. Between 2009 and 2011, he was COO at Vale Fertilizers and, CEO of Kaolin Companies – Pará Pigments and Cadam – two Vale subsidiaries, between 2007 and 2009, and held various analysis, marketing and project roles in Vale’s Base Metals business which he joined in 1999.

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Ian Anderson

Ian has served as Chief Commercial Officer of Teck since 2024, with responsibility for market and procurement strategies and performance, market and economic analysis, and external partnerships to advance the company’s strategic objectives and commercial success. With 25 years at Teck and with predecessor companies, Ian has held senior leadership roles spanning human resources, employee relations, operations, logistics and commercial functions. He has held key positions including General Manager of Line Creek and Fording River Operations, Vice President, Logistics, and Senior Vice President and Chief Commercial Officer, leading large teams, developing talent, and strengthening organisational culture and performance.

Lyndon Arnall

Lyndon has served as Chief Legal and Sustainability Officer for Teck since 2024, with responsibility for maintaining Teck’s leading sustainability performance and supporting the business through legal, risk and compliance functions. Lyndon has 29 years of experience in corporate, commercial, technology and resources law, and international experience from living and working in Singapore, the United States, Australia, Switzerland, the United Kingdom, the UAE, South Africa and Egypt. He previously held the position of Group General Counsel at BHP. Prior to this, he held a number of senior legal positions with BHP, as well as strategic and legal roles with Infosys, Musanada, Barclays, Hewlett-Packard and IBM.

Alison Atkinson

Alison leads Anglo American’s Projects and Development team, also responsible for carbon and innovation, having joined Anglo American in 2023. Alison leads the development and delivery of Anglo American’s major capital projects, including the Sakatti polymetallic underground project in Finland, the filtration plant project at Minas-Rio in Brazil and, in South Africa, the UHDMS plant at Kumba and the 1GW Envusa renewable energy investment. Alison was previously CEO of AWE plc from 2020, a technology company that assures, designs, manufactures, and assembles capabilities and products that support the UK's nuclear defence programme. During her 18 years at AWE, she ran many aspects of the business, including operations, major projects and technology programmes. Prior to AWE, Alison spent 14 years at Halcrow, managing projects worldwide, servicing both the public and private sectors. Alison is also a non-executive director of Kier Group plc and chair of its ESG committee. Alison is a Fellow of the Royal Academy of Engineering.

Karla Mills

Karla has served as Chief Project Development Officer for Teck since 2024, with responsibility for accelerating growth by advancing Teck’s project delivery, including leading execution of major capital projects such as the Highland Valley Copper Mine Life Extension and advanced greenfield projects including Zafranal in Peru, and San Nicolás in Mexico. Karla joined Teck in 2013 as Program Manager, Water Treatment Projects. She was appointed Program Director, Water Treatment Projects, in 2017; Vice President, Project Development, in 2018; and Senior Vice President, Projects in 2023. Karla has more than 25 years of project development experience, including 16 years with Wardrop Engineering and Tetra Tech Mining and Minerals, where she held numerous progressively more senior roles in project, portfolio and corporate leadership.

Matt Walker

Matt has served as CEO of Anglo American’s Marketing business since 2023, optimising the value of the Group’s products in the market through the implementation of effective sales and trading strategies. Matt is also a director of Kumba iron Ore and De Beers. Prior to taking up this role, Matt was Group Head of Corporate Finance, leading capital allocation and integrated planning, as well as the M&A transaction team. Between 2019 and 2021, he served as Group Treasurer responsible for the Group’s bank and debt market funding. Matt joined Anglo American in 2007 and has held a number of senior finance and other roles across the Group, including as CFO of the Copper business in Chile.

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Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “establish”, “plan”, “continue”, “commit”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “provide”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements concerning the expected timing of completion of the merger, the expected composition of the Board and executive and regional leadership teams of Anglo Teck following completion of the merger, the strategy and project portfolio of Anglo Teck, the expected benefits of the merger, including estimated synergies and the parties’ ability to achieve those synergies, and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability and timing of Anglo American and Teck to complete the merger, including the ability of Teck and Anglo American to obtain all required regulatory approvals and satisfy all other closing conditions to the merger; the strategic vision of the merger between and successful integration of Teck and Anglo American following the closing of the merger; the ability of Anglo Teck to achieve stated synergy targets; and expectations regarding Anglo Teck’s reputation and market perception. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory approvals and other conditions to the closing of the merger or for other reasons; the ability of Anglo American and Teck to successfully integrate and capture expected synergies; general economic and market conditions, including interest and foreign exchange rates, global financial markets, commodity pricing, available credit and cash; changes in government regulations, laws or in tax laws; change in relationships with meaningful stakeholders, Indigenous groups and local communities; employee retention following the closing of the merger; Anglo Teck’s financial condition following the closing of the merger; the impact or imposition of tariffs and international trade restrictions; litigation matters; land title disputes or other related matters; technological developments; and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements, the merger and Teck’s business can be found in the management information circular for the meeting of shareholders held on December 9, 2025 and Teck’s most recent annual information form filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. Teck is focused on creating value by advancing responsible growth and maintaining resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and on the New York Stock Exchange under the symbol TECK.

About Anglo American

Anglo American is a leading global mining company focused on the responsible production of copper, premium iron ore and crop nutrients – future-enabling products that are essential for decarbonising the global economy, improving living standards, and food security. Our portfolio of world-class operations and outstanding mineral endowments offers value-accretive growth potential across all three businesses, positioning us to deliver into structurally attractive major demand growth trends.

Our integrated approach to sustainability and innovation drives our decision-making across the value chain, from how we discover new resources to how we mine, process, move and market our products to our customers – safely, efficiently and responsibly. Our Sustainability Strategy commits us to a series of stretching goals over different time horizons to ensure we build trust as a corporate leader, contribute to a healthy environment and help create thriving communities. We work together with our business partners and diverse stakeholders to unlock enduring value from precious natural resources for our shareholders, for the benefit of the communities and countries in which we operate, and for society as a whole. Anglo American is re-imagining mining to improve people’s lives.

Anglo American is currently implementing a number of major structural changes to unlock the inherent value in its portfolio and thereby accelerate delivery of its strategic priorities of Operational excellence, Portfolio optimisation, and Growth. The sale of our steelmaking coal and nickel businesses and the separation of our iconic diamond business (De Beers) continue to progress and once completed, will focus Anglo American on its world-class resource asset base in copper, premium iron ore and crop nutrients.

www.angloamerican.com

Investor Contact:

Edwin Shadeo
Acting Vice President, Investor Relations and Treasurer
604.699.4531
edwin.shadeo@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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